UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

Overseas Shipholding Group, Inc.
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

69036R103
(CUSIP Number)

April 29, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R103	SCHEDULE 13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS BHR Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,209,268
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 27,209,268
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,209,268
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 69036R103	SCHEDULE 13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS BHR-OSG On-Shore Funding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,260,168
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 19,260,168
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,260,168
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 69036R103	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.	(a) Name of Issuer

Overseas Shipholding Group, Inc.

(b) Address of Issuer’s Principal Executive Offices

1301 Avenue of the Americas

New York, New York 10019

Item 2.	(a) Name of Person Filing

BHR Capital LLC

BHR-OSG On-Shore Funding LLC

(b) Address of Principal Business Office, or, if none, Residence

BHR Capital LLC and BHR-OSG On-Shore Funding LLC

545 Madison Avenue, 10th Floor

New York, NY, 10022

(c) Citizenship

BHR Capital LLC and BHR-OSG On-Shore Funding LLC

Delaware

(d) Title of Class of Securities

Class A Common Shares (“Class A Shares”)

(e) CUSIP No.:

69036R103

CUSIP No. 69036R103	SCHEDULE 13G	Page 5 of 7 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 69036R103	SCHEDULE 13G	Page 6 of 7 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of the date of this filing, the reporting persons may be deemed to be the beneficial owners of 27,209,268 Class A Shares. The reporting persons hold 12,698,434 Class A Shares and 14,510,834 warrants to purchase Class A Shares. The percentage of beneficial ownership is determined by dividing the total number of Class A Shares beneficially owned by the reporting persons (27,209,268) by 325,268,156, the number of Class A Shares (310,752,322) issued and outstanding as of March 2, 2015 combined with the number of warrants (14,510,834) held by the reporting persons.

    BHR Capital LLC

(a) Amount beneficially owned: 27,209,268

(b) Percent of class: 8.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 27,209,268

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 27,209,268

(iv) Shared power to dispose or to direct the disposition of: 0

    BHR-OSG On-Shore Funding LLC

(a) Amount beneficially owned: 19,260,168

(b) Percent of class: 5.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 19,260,168

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 19,260,168

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 69036R103	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2015

BHR Capital LLC

By:	William Brown
	Name:	William Brown
	Title:	President & COO

BHR-OSG On-Shore Funding LLC
By: BHR Capital LLC

By:	William Brown
	Name:	William Brown
	Title:	President & COO